Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 3 on Form S-3 to Form S-4 Registration Statement (No. 333-177895) and related Prospectus of Kinder Morgan, Inc. for the registration of up to 513,500,000 shares of its Class P common stock issuable upon exercise of warrants and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements and schedule of El Paso Corporation, and the effectiveness of internal control over financial reporting of El Paso Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas

May 16, 2012